FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2003

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida Managing Executive Officer General Manager of Corporate Business Systems Administration Division

Date: July 29, 2003

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Consolidated Financial Results for the Three Months Ended June 30, 2003

July 29, 2003

Kyocera Corporation

Consolidated Financial Highlights (Unaudited)

Results for the Three Months Ended June 30, 2003

	Three Months Ended June 30,		Increase (Decrease) (%)
	2003	2002
	(Yen in millions, except per share amounts and exchange rates)
Net sales	253,126	253,930	(0.3)
Profit from operations	12,798	22,242	(42.5)
Income before income taxes	16,442	16,375	0.4
Net income	10,730	7,391	45.2
Average exchange rates :
US$	118	127	—
Euro	135	117	—
Earnings per share :
Net income
Basic	58.01	39.10	—
Diluted	58.01	39.07	—
Capital expenditures	14,147	9,474	49.3
Depreciation	14,021	15,564	(9.9)
R&D expenses	12,243	11,376	7.6
Total assets	1,700,020	1,618,148	—
Stockholders’ equity	1,053,922	1,028,996	—
Sales of products manufactured outside Japan to net sales (%)	36.0	37.5	—

Consolidated Results of Kyocera Corporation and its Subsidiaries

for the Three Months Ended June 30, 2003

1.	The basic items on preparation for consolidated results for the three months ended June 30, 2003 :

(1)	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(2)	Change in accounting principle : None

(3)	Changes in scope of consolidation and application of the equity method :

	Consolidation	Equity method
Increase	5	0
Decrease	0	1

2.	Consolidated financial information for the three months ended June 30, 2003 :

(1)	Consolidated results of operations :

	Three months ended June 30,		Year ended March 31,
	2003	2002	2003
Net sales	¥253,126 million	¥253,930 million	¥1,069,770 million
% change from the previous period	(0.3)%	—	3.4%
Profit from operations	12,798 million	22,242 million	83,388 million
% change from the previous period	(42.5)%	—	61.7%
Income before income taxes	16,442 million	16,375 million	76,037 million
% change from the previous period	0.4%	—	37.3%
Net income	10,730 million	7,391 million	41,165 million
% change from the previous period	45.2%	—	28.8%
Earnings per share :
Basic	¥58.01	¥39.10	¥220.91
Diluted	58.01	39.07	220.86

(2)	Consolidated financial condition :

	As of June 30,		As of March 31,
	2003	2002	2003
Total assets	¥1,700,020 million	¥1,618,148 million	¥1,635,014 million
Stockholders’ equity	1,053,922 million	1,028,996 million	1,003,500 million
Stockholders’ equity to total assets	62.0%	63.6%	61.4%
Stockholders’ equity per share	¥5,698.04	¥5,443.15	¥5,425.37

Consolidated cash flows :

	Three months ended June 30,		Year ended March 31,
	2003	2002	2003
Cash flows from operating activities	¥6,919 million	¥50,181 million	¥160,754 million
Cash flows from investing activities	2,841 million	(25,769) million	(58,512) million
Cash flows from financing activities	(9,391) million	(14,269) million	(74,662) million
Cash and cash equivalents at end of period	299,632 million	280,777 million	298,310 million

3.	Consolidated financial forecasts for the year ending March 31, 2004 and the six months ending September 30, 2003:

There are no changes in the forecast, which were announced in April 25, 2003. (Please refer to the accompanying "Forward Looking Statements" on page 7 with regard to the forecasts.)

Financial Results and Condition for the Three Months Ended June 30, 2003,

and Prospects for the Year Ending March 31, 2004

1.	Overview of the Three Months Ended June 30, 2003

1)	Economic Situation and Business Environment

Although the stock market rose and there were signs of a recovery in personal consumption in the United States during the first quarter, the U.S. economy did not recover, due in part to a continued slump in the production capacity utilization ratio for the manufacturing industry. Further, the European economy weakened overall, and the Asian economy was negatively impacted by Severe Acute Respiratory Syndrome (SARS), which dulled consumption in the Chinese market. Together with the continued downturn in personal consumption and capital investment, these blows to the world economy combined to weaken the Japanese economy.

In the electronics industry, shipments of personal computers during the quarter increased year-on-year. However, due to lower-than-expected production of mobile handsets in China because of the impact of SARS, and to a downward trend in mobile handsets production in Europe and Korea, the global demand for mobile handset components fell short of forecasts.

2)	Consolidated Financial Results

	Three Months Ended June 30,		Increase (Decrease) (%)
	2003	2002
	(Yen in millions)
Net sales	253,126	253,930	(0.3)
Profit from operations	12,798	22,242	(42.5)
Income before income taxes	16,442	16,375	0.4
Net income	10,730	7,391	45.2
US$ average exchange rate (yen)	118	127	—
Euro average exchange rate (yen)	135	117	—

Although Kyocera Corporation and its consolidated subsidiaries (Kyocera) endeavored to expand sales of new products and develop new markets, weaker-than-expected demand during the first quarter, along with the impact of falling prices, resulted in a year-on-year decline in component sales such as Fine Ceramics Group and Electronic Device Group. Sales of Equipment Group were also down slightly year-on-year, despite an increase in sales of information equipment, due to the decline in mobile handset sales in the United States.

Sales of Others increased compared with the previous same period, because of the consolidation of Kyocera Chemical Corporation (Kyocera Chemical) into Kyocera in August 2002 and the contribution to the first quarter results for this fiscal year. As a whole, consolidated net sales during the first quarter were ¥253.1 billion, slightly down 0.3% from the same period of the previous year.

Profit from operations for the first quarter of the year ending March 31, 2004 decreased, as compared with the corresponding quarter of the previous fiscal year, due principally to a ¥4.6 billion revaluation gain recorded in the first quarter of the previous fiscal year in respect of the provision relating to the lawsuit with LaPine Technology Corporation (“LTC”) of the United States. Income before income taxes increased slightly, however, due to a significant decrease during the first quarter of the current fiscal year, as compared with the corresponding quarter of the previous fiscal year, in the foreign exchange losses incurred by Kyocera in connection with its foreign currency deposit with the financial institution which is issuing a letter of credit necessary for Kyocera to continue the lawsuit with LTC. Such deposit has been made to reduce the service fee charged by the financial institution on the letter of credit. In addition, net income increased as a result of the absence of net losses amounting to ¥2.3 billion as a cumulative effect under Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.”

During the first quarter, agreement was reached on May 21st to make Kinseki, Limited. (Kinseki) a wholly-owned subsidiary through stock swap in order to strengthen its existing businesses, as part of Kyocera’s core strategy initiative of “high-value-added diversification.” Kinseki is scheduled to become a wholly-owned subsidiary of the Company on August 1. In addition, agreement was reached on June 30 with IBM Corporation and IBM Japan Ltd. to transfer the SLCtm (Surface Laminar Circuitrytm: laminated high-density printed circuit board) business of IBM Japan Ltd.’s Yasu Site to Kyocera. With the transfer of this business, Kyocera will establish a new company, which will begin operations as a new subsidiary in September 2003.

*	SLCtm (Surface Laminar Circuitrytm) is a laminated high-density printed circuit board developed by IBM Corporation of the United States, and Surface Laminar Circuitrytm is a trademark of IBM Corporation.

2.	Consolidated Operating Segments

	Three Months Ended June 30,		Increase (Decrease) (%)
	2003	2002
	(Yen in millions)
Net Sales	253,126	253,930	(0.3)
Fine Ceramics Group	56,664	58,856	(3.7)
Electronic Device Group	55,835	58,400	(4.4)
Equipment Group	122,650	124,961	(1.8)
Others	21,363	15,042	42.0
Adjustments and eliminations	(3,386)	(3,329)	—
Operating Profit	14,929	14,761	1.1
Fine Ceramics Group	4,681	3,717	25.9
Electronic Device Group	1,309	2,176	(39.8)
Equipment Group	7,350	8,341	(11.9)
Others	1,589	527	201.5

1)	Fine Ceramics Group

Although sales of semiconductor parts declined, sales of fine ceramic parts such as parts for LCD fabrication equipment and sapphire substrates for projectors achieved a steady growth year-on-year. Applied ceramic products such as solar energy systems and cutting tools resulted in significant increase of sales and profit.

2)	Electronic Device Group

Kyocera recognized start-up costs associated with the launch of the micro-device business, and capacitor business including AVX Corporation, a U.S. subsidiary experienced a tough business situation in terms of sales and profit. However, both sales and profit of thin-film products and connectors grew.

3)	Equipment Group

Sales and profit of telecommunications equipment were down, due to a depressed mobile handset market overseas, and optical instruments were also stagnant. For information equipment, however, sales increased year-on-year, and improvement in product mix and continued cost reductions generated a considerable increase in operating profit.

4)	Others

Kyocera Chemical newly contributed to this segment during the quarter and Kyocera Communication Systems Co., Ltd. achieved a significant growth in sales and profit.

3.	Geographic Segments

	Three Months Ended June 30,		Increase (Decrease) (%)
	2003	2002
	(Yen in millions)
Net Sales	253,126	253,930	(0.3)
Japan	98,854	90,513	9.2
United States of America	59,000	79,833	(26.1)
Asia	45,729	39,421	16.0
Europe	36,972	33,611	10.0
Others	12,571	10,552	19.1

1)	Japan

Net sales increased year-on-year, due to increased sales of fine ceramic parts and telecommunications equipment.

2)	United States of America

Net sales declined year-on-year, mainly due to lower mobile handsets sales.

3)	Asia

Net sales increased year-on-year, due to expanded sales of telecommunications equipment, such as PHS- related products for China.

4)	Europe

Net sales increased year-on-year as a result of increased sales of information equipment.

4.	Cash Flows

Cash and cash equivalents at June 30, 2003 increased by ¥1.3 billion to ¥299.6 billion compared with March 31, 2003.

	Three Months Ended June 30,
	2003	2002
	(Yen in millions)
Cash flows from operating activities	6,919	50,181
Cash flows from investing activities	2,841	(25,769)
Cash flows from financing activities	(9,391)	(14,269)
Effect of exchange rate changes on cash and cash equivalents	953	(10,265)
Net increase (decrease) in cash and cash equivalents	1,322	(122)
Cash and cash equivalents at beginning of period	298,310	280,899
Cash and cash equivalents at end of period	299,632	280,777

1)	Cash Flows from Operating Activities

Net cash provided by operating activities for the three months ended June 30, 2003 decreased by ¥43.3 billion to ¥6.9 billion from the previous same period of ¥50.2 billion. This was due mainly to increases in inventories and payments for income taxes and a decrease in notes and accounts payable, although net income increased by ¥3.3 billion to ¥10.7 billion compared with the previous same period.

2)	Cash Flows from Investing Activities

Net cash provided by investing activities for the three months ended June 30, 2003 increased by ¥28.6 billion to ¥2.8 billion from net cash used in the previous same period of ¥25.8 billion. This was due mainly to a decrease in purchase of securities and an increase in proceeds from maturities of securities.

3)	Cash Flows from Financing Activities

Net cash used in financing activities for the three months ended June 30, 2003 decreased by ¥4.9 billion to ¥9.4 billion from the previous same period of ¥14.3 billion. This was due mainly to an increase in short-term debt.

5.	Prospects for the Year Ending March 31, 2004

1)	Economic Situation and Business Environment

The prospects for economic conditions include a return to stability in the Asian economy as the SARS crisis settles down, continued sluggishness in the European economy, and a slow recovery in the U.S. economy. Because the Japanese economy is strongly affected by the U.S. economy, the future for Japan remains unclear.

The electronics industry expects a continued increase in demand for personal computers, as well as digital AV equipment like digital cameras and DVDs. Production of mobile handsets is expected to increase, due to growing demand for color LCDs and camera equipped models, but the direction of personal consumption remains unclear amid low expectations for a stable recovery in the global economy.

Given this business environment, Kyocera aims to improve its business performance by continuing to develop new markets and expand sales of new products, and by implementing further cost reductions. There is no revision of our initial forecast for the fiscal year ending March 31, 2004, and a detailed forecast of the previously announced is as follows.

2)	Consolidated Financial Forecast for the Year Ending March 31, 2004 (Announced April 25, 2003)

	Year Ending March 31, 2004	Percent change from the previous year (%)
	(Yen in millions)
Net sales	1,140,000	6.6
Profit from operations	89,000	6.7
Income before income taxes	92,000	21.0
Net income	52,000	26.3
US$ average exchange rate (yen)	115	—
Euro average exchange rate (yen)	121	—

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic devices; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	(Unaudited) June 30, 2003		March 31, 2003		Increase (Decrease)
	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥299,632		¥298,310		¥1,322
Restricted cash	58,321		56,368		1,953
Short-term investments	15,641		14,651		990
Trade notes receivable	39,104		35,446		3,658
Trade accounts receivable	167,350		179,750		(12,400)
Short-term finance receivables	60,365		31,254		29,111
Less allowances for doubtful accounts and sales returns	(7,452)		(7,703)		251
Inventories	194,135		183,156		10,979
Deferred income taxes	51,742		52,136		(394)
Other current assets	25,346		19,054		6,292

Total current assets	904,184	53.2	862,422	52.7	41,762

Non-current assets :
Investments in and advances to affiliates and unconsolidated subsidiaries	24,783		24,398		385
Securities and other investments	359,419		308,137		51,282

Total investments and advances	384,202	22.6	332,535	20.3	51,667
Long-term finance receivables	99,269	5.8	125,728	7.7	(26,459)
Property, plant and equipment, at cost :
Land	54,069		53,973		96
Buildings	203,423		203,387		36
Machinery and equipment	590,459		587,076		3,383
Construction in progress	7,095		5,483		1,612
Less accumulated depreciation	(604,912)		(600,414)		(4,498)

	250,134	14.7	249,505	15.3	629
Goodwill	25,805	1.5	25,703	1.6	102
Intangible assets	13,792	0.8	15,068	0.9	(1,276)
Other assets	22,634	1.4	24,053	1.5	(1,419)

Total non-current assets	795,836	46.8	772,592	47.3	23,244

	¥1,700,020	100.0	¥1,635,014	100.0	¥65,006

Note 1:	Restricted cash represents the amount of time deposit to a financial institution in order to reduce the cost for the issuance of letter of credit in connection with a legal proceeding.

Note 2:	Effective April 1, 2002, Kyocera adopted SFAS No.142, “Goodwill and Other Intangible Assets.” According to this standard, the intangible assets formerly included in other assets is separately disclosed.

	Yen in millions
	(Unaudited) June 30, 2003		March 31, 2003		Increase (Decrease)
	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥111,600		¥107,886		¥3,714
Current portion of long-term debt	42,513		30,198		12,315
Trade notes and accounts payable	93,588		98,105		(4,517)
Other notes and accounts payable	32,635		28,428		4,207
Accrued payroll and bonus	41,614		33,059		8,555
Accrued income taxes	9,726		28,060		(18,334)
Accrued litigation expenses	42,112		41,862		250
Other accrued expenses	22,943		23,387		(444)
Other current liabilities	15,518		14,589		929

Total current liabilities	412,249	24.2	405,574	24.8	6,675
Non-current liabilities :
Long-term debt	40,451		60,736		(20,285)
Accrued pension and severance costs	74,909		74,906		3
Deferred income taxes	51,266		22,879		28,387
Other non-current liabilities	4,644		5,859		(1,215)

Total non-current liabilities	171,270	10.1	164,380	10.0	6,890

Total liabilities	583,519	34.3	569,954	34.8	13,565

Minority interests in subsidiaries	62,579	3.7	61,560	3.8	1,019

Stockholders’ equity :
Common stock	115,703		115,703		—
Additional paid-in capital	167,675		167,675		—
Retained earnings	833,531		828,350		5,181
Accumulated other comprehensive income	(10,940)		(56,194)		45,254
Treasury stock, at cost	(52,047)		(52,034)		(13)

Total stockholders’ equity	1,053,922	62.0	1,003,500	61.4	50,422

	¥1,700,020	100.0	¥1,635,014	100.0	¥65,006

Note 3: Accumulated other comprehensive income is as follows:

	Yen in millions
	June 30, 2003	March 31, 2003
Net unrealized gains (losses) on securities	¥11,117	¥(29,955)
Net unrealized losses on derivative financial instruments	¥(268)	¥(331)
Minimum pension liability adjustments	¥(10,931)	¥(10,931)
Foreign currency translation adjustments	¥(10,858)	¥(14,977)

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Yen in millions and shares in thousands, except per share amounts
	Three months ended June 30,				Increase (Decrease)
	2003		2002
	Amount	%	Amount	%	Amount	%
Net sales	¥253,126	100.0	¥253,930	100.0	¥(804)	(0.3)
Cost of sales	189,539	74.9	185,246	73.0	4,293	2.3

Gross profit	63,587	25.1	68,684	27.0	(5,097)	(7.4)
Selling, general and administrative expenses	50,789	20.0	46,442	18.2	4,347	9.4

Profit from operations	12,798	5.1	22,242	8.8	(9,444)	(42.5)
Interest and dividend income	1,635	0.6	1,688	0.6	(53)	(3.1)
Interest expense	(361)	(0.1)	(440)	(0.2)	79	—
Foreign currency transaction gains (losses), net	1,253	0.5	(7,270)	(2.9)	8,523	—
Equity in earnings of affiliates and unconsolidated subsidiaries	733	0.3	15	0.0	718	—
Other, net	384	0.1	140	0.1	244	174.3

Total other income (expenses)	3,644	1.4	(5,867)	(2.4)	9,511	—

Income before income taxes, minority interests and cumulative effect of change in accounting principle	16,442	6.5	16,375	6.4	67	0.4
Income taxes	6,294	2.5	6,658	2.6	(364)	(5.5)

Income before minority interests and cumulative effect of change in accounting principle	10,148	4.0	9,717	3.8	431	4.4
Minority interests	582	0.2	(70)	(0.0)	652	—

Income before cumulative effect of change in accounting principle	10,730	4.2	9,647	3.8	1,083	11.2
Cumulative effect of change in accounting principle	—	—	(2,256)	(0.9)	2,256	—

Net income	¥10,730	4.2	¥7,391	2.9	¥3,339	45.2

Earnings per share :
Income before cumulative effect of change in accounting principle :
Basic	¥58.01		¥51.03
Diluted	¥58.01		¥51.00
Net income :
Basic	¥58.01		¥39.10
Diluted	¥58.01		¥39.07
Weighted average number of shares of common stock outstanding :
Basic	184,963		189,042
Diluted	184,963		189,165

Notes:

1.	Kyocera applies SFAS No.130, “Financial Reporting of Comprehensive Income.”

Based on this standard, comprehensive income for the three months ended June 30, 2003 and 2002 was an increase of 55,984 million yen and 4,830 million yen, respectively.

2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.”

Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

3.	Effective April 1, 2002, Kyocera adopted SFAS No.142, “Goodwill and Other Intangible Assets.”

Upon the adoption of this standard, Kyocera recognized cumulative effects of this change in accounting principle, net of tax amounted to 2,256 million yen for the three months ended June 30, 2002.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Yen in millions
	Three months ended June 30,
	2003	2002
Cash flows from operating activities:
Net income	¥10,730	¥7,391
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	16,086	17,351
Cumulative effect of change in accounting principle	—	2,256
Foreign currency adjustments	(1,230)	7,372
Decrease in receivables	6,900	5,571
(Increase) decrease in inventories	(9,221)	8,496
(Increase) decrease in other current assets	(2,495)	1,726
Decrease in notes and accounts payable	(7,141)	(1,707)
Other, net	(6,710)	1,725

Net cash provided by operating activities	6,919	50,181

Cash flows from investing activities :
Payments for purchases of securities	(13,408)	(22,281)
Payments for purchases of investments and advances	(86)	(109)
Sales and maturities of securities	30,240	7,751
Payments for purchases of property, plant and equipment, and intangible assets	(12,148)	(11,520)
Proceeds from sales of property, plant and equipment, and intangible assets	569	424
Acquisitions of businesses, net of cash acquired	45	—
Restricted cash	(1,994)	(511)
Other, net	(377)	477

Net cash provided by (used in) investing activities	2,841	(25,769)

Cash flows from financing activities :
Increase in short-term debt	3,499	1,029
Proceeds from issuance of long-term debt	463	396
Payments of long-term debt	(8,506)	(10,238)
Dividends paid	(5,363)	(5,564)
Other, net	516	108

Net cash used in financing activities	(9,391)	(14,269)

Effect of exchange rate changes on cash and cash equivalents	953	(10,265)

Net increase (decrease) in cash and cash equivalents	1,322	(122)
Cash and cash equivalents at beginning of period	298,310	280,899

Cash and cash equivalents at end of period	¥299,632	¥280,777

SEGMENT INFORMATION (Unaudited)

1.	Operating segments :
	Yen in millions
	Three months ended June 30,
	2003	2002	Increase (Decrease)
	Amount	Amount	Amount	%
Net sales :
Fine Ceramics Group	¥56,664	¥58,856	¥(2,192)	(3.7)
Electronic Device Group	55,835	58,400	(2,565)	(4.4)
Equipment Group	122,650	124,961	(2,311)	(1.8)
Others	21,363	15,042	6,321	42.0
Adjustments and eliminations	(3,386)	(3,329)	(57)	—

	¥253,126	¥253,930	¥(804)	(0.3)

Operating profit :
Fine Ceramics Group	¥4,681	¥3,717	¥964	25.9
Electronic Device Group	1,309	2,176	(867)	(39.8)
Equipment Group	7,350	8,341	(991)	(11.9)
Others	1,589	527	1,062	201.5

	14,929	14,761	168	1.1

Corporate	720	1,483	(763)	(51.4)
Equity in earnings of affiliates and unconsolidated subsidiaries	733	15	718	—
Adjustments and eliminations	60	116	(56)	(48.3)

Income before income taxes	¥16,442	¥16,375	¥67	0.4

Depreciation and amortization :
Fine Ceramics Group	¥3,744	¥4,609	¥(865)	(18.8)
Electronic Device Group	5,575	6,286	(711)	(11.3)
Equipment Group	4,924	4,879	45	0.9
Others	1,253	959	294	30.7
Corporate	590	618	(28)	(4.5)

	¥16,086	¥17,351	¥(1,265)	(7.3)

Capital expenditures :
Fine Ceramics Group	¥2,808	¥1,904	¥904	47.5
Electronic Device Group	5,504	2,594	2,910	112.2
Equipment Group	4,891	3,602	1,289	35.8
Others	278	870	(592)	(68.0)
Corporate	666	504	162	32.1

	¥14,147	¥9,474	¥4,673	49.3

2.	Geographic segments (Sales and Operating profits by geographic area) :

	Yen in millions
	Three months ended June 30,
	2003	2002	Increase (Decrease)
	Amount	Amount	Amount	%
Net sales:
Japan	¥114,719	¥102,913	¥11,806	11.5
Intra-group sales and transfer between geographic areas	62,000	60,862	1,138	1.9

	176,719	163,775	12,944	7.9

United States of America	67,020	85,877	(18,857)	(22.0)
Intra-group sales and transfer between geographic areas	6,377	4,916	1,461	29.7

	73,397	90,793	(17,396)	(19.2)

Asia	29,252	25,875	3,377	13.1
Intra-group sales and transfer between geographic areas	23,068	19,887	3,181	16.0

	52,320	45,762	6,558	14.3

Europe	37,621	35,633	1,988	5.6
Intra-group sales and transfer between geographic areas	7,729	7,492	237	3.2

	45,350	43,125	2,225	5.2

Others	4,514	3,631	883	24.3
Intra-group sales and transfer between geographic areas	1,593	2,251	(658)	(29.2)

	6,107	5,882	225	3.8

Adjustments and eliminations	(100,767)	(95,407)	(5,360)	—

	¥253,126	¥253,930	¥(804)	(0.3)

Operating Profits :
Japan	¥19,165	¥9,374	¥9,791	104.4
United States of America	(1,797)	3,223	(5,020)	—
Asia	917	2,738	(1,821)	(66.5)
Europe	(1,999)	(2,263)	264	—
Others	176	379	(203)	(53.6)

	16,462	13,451	3,011	22.4
Adjustments and eliminations	(1,473)	1,426	(2,899)	—

	14,989	14,877	112	0.8

Corporate	720	1,483	(763)	(51.4)
Equity in earnings of affiliates and unconsolidated subsidiaries	733	15	718	—

Income before income taxes	¥16,442	¥16,375	¥67	0.4

3.	Geographic segments (Sales by region) :

	Yen in millions
	Three months ended June 30,
	2003		2002		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
Japan	¥98,854	39.1	¥90,513	35.7	¥8,341	9.2
United States of America	59,000	23.3	79,833	31.4	(20,833)	(26.1)
Asia	45,729	18.0	39,421	15.5	6,308	16.0
Europe	36,972	14.6	33,611	13.2	3,361	10.0
Others	12,571	5.0	10,552	4.2	2,019	19.1

Net sales	¥253,126	100.0	¥253,930	100.0	¥(804)	(0.3)

Sales outside Japan	¥154,272		¥163,417		¥(9,145)	(5.6)
Sales outside Japan to net sales	60.9%		64.3%